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                                March 19, 2024

       Ling Yan
       Chief Financial Officer
       Gamehaus Holdings Inc.
       5th Floor, Building 2, No. 500 Shengxia Road
       Pudong New District, Shanghai
       The People   s Republic of China, 201210

                                                        Re: Gamehaus Holdings
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-4
                                                            Submitted March 5,
2024
                                                            CIK No. 0002000530

       Dear Ling Yan:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 16, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-4

       Assumptions and Basis for the Projected Financial Metrics Table, page
136

   1. Please expand your disclosure to clarify how management utilizes retention rate and why it is considered a
"core indicator" rather than a key performance indicator as identified elsewhere in the
filing. In addition, discuss why retention rate is not material to investors'
                                                        understanding of the
business and revise your discussion of core indicators to avoid investor confusion with
key performance indicators.
 Ling Yan
FirstName  LastNameLing
Gamehaus Holdings   Inc. Yan
Comapany
March      NameGamehaus Holdings Inc.
       19, 2024
March2 19, 2024 Page 2
Page
FirstName LastName
Financial Statements
Gamehaus, Inc. and Subsidiaries
Note 1, Organization and Business Description
Reorganization, page F-8

2. We note from your response to Comments 3 and 4 that Gamehaus HK entered into share transfer agreements with Mr. Feng Xie and other minority shareholders to acquire
         23.2284% of the equity interests in Kuangre SH in February 2024. Tell us if you intend to update the Gamehaus financial statements through March 31, 2024 prior to requesting effectiveness. If not, tell us your consideration of the guidance provided by ASC 805-50-
         25-2 and ASC 805-50-45-1 and explain to us why it is appropriate to initially recognize the assets and liabilities transferred between the parties under common control in the financial statements covering a period prior to the reporting period during which the transfer actually occurred.
       Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Yurui Chen